As filed with the Securities and Exchange Commission on May 16, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 9 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Dynegy Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

4.75% Convertible Subordinated Debentures due 2023

(Title of Class of Securities)

26816QAB7

26816QASA9

(CUSIP Number of Class of Securities)

J. KEVIN BLODGETT

GENERAL COUNSEL, EXECUTIVE VICE PRESIDENT, ADMINISTRATION AND SECRETARY

DYNEGY INC.

1000 LOUISIANA, SUITE 5800

HOUSTON, TEXAS 77002

(713) 507-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Robert F. Gray, Jr., Esq. Mayer, Brown, Rowe & Maw LLP 700 Louisiana Street, Suite 3600 Houston, Texas 77002 (713) 221-1651	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$298,408,500(a)	$31,930

(a)	Estimated solely for the purpose of determining the registration fee. The amount assumes the conversion of all outstanding 4.75% Convertible Subordinated Debentures due 2023. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and equals $.000107 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$31,930	Filing Party:	Dynegy Inc.
Form or Registration No.:	Form S-4 (333-132454)	Date Filed:	March 15, 2006

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 9 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Dynegy Inc., an Illinois corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on March 16, 2006, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and amended and supplemented by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed by the Company on March 29, 2006, Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed by the Company on March 30, 2006, Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO filed by the Company on April 5, 2006, Amendment No. 4 to the Issuer Tender Offer Statement on Schedule TO filed by the Company on April 12, 2006, Amendment No. 5 to the Issuer Tender Offer Statement on Schedule TO filed by the Company on April 13, 2006, Amendment No. 6 to the Issuer Tender Offer Statement on Schedule TO filed by the Company on April 21, 2006, Amendment No. 7 to the Issuer Tender Offer Statement on Schedule TO filed by the Company on May 2, 2006 and Amendment No. 8 to the Issuer Tender Offer Statement on Schedule TO filed by the Company on May 10, 2006, in connection with its offer (the “Offer”) to convert all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (the “Debentures”) to shares of Class A common stock, no par value (“Class A common stock”), of the Company and cash, upon the terms and subject to the conditions set forth in the Prospectus and Solicitation Statement dated April 12, 2006 and the Prospectus Supplement dated May 1, 2006 (collectively, the “Prospectus”) and the related Letter of Transmittal and Consent, which are parts of the Company’s Registration Statement on Form S-4 originally filed with the Commission on March 15, 2006 (SEC File No. 333-132454), as amended (the “Registration Statement”).

In connection with the Offer, the Company also solicited, upon the terms and subject to the conditions specified in the Prospectus, consents from the holders of the Debentures to proposed amendments to the indenture under which the Debentures were issued to eliminate the cross-default and cross-acceleration provisions contained therein, as more particularly described in the Prospectus under the heading “The Offer and Consent Solicitation—The Proposed Amendments.”

The Offer expired at 5:00 p.m., New York City time, on May 15, 2006, and $225,000,000 in aggregate principal amount of debentures, representing 100% of the previously outstanding debentures, were tendered for conversion. All debentures that were validly tendered and not withdrawn have been accepted for payment.

This Amendment No. 9 is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits

Exhibit No.	Description
(a)(1)(i)	Prospectus and Solicitation Statement, dated April 12, 2006 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Prospectus Supplement, dated May 1, 2006 (incorporated by reference to the Company’s 424(b)(3) filing on May 2, 2006).

(a)(1)(iii)	Letter of Transmittal (incorporated by reference to the Registration Statement).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to the Registration Statement).

(a)(1)(v)	Letter to Clients (incorporated by reference to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Filed herewith as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii).

(a)(5)(i)	Press release dated March 15, 2006, announcing an offer to convert and consent solicitation with respect to all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (previously filed on Schedule TO on March 16, 2006).

(a)(5)(ii)	Press release dated March 28, 2006, announcing results of cash tender offer and consent solicitation by Dynegy Holdings Inc. for its Second Priority Senior Secured Floating Rate Notes due 2008, 9.875% Second Priority Senior Secured Notes due 2010 and 10.125% Second Priority Senior Secured Notes due 2013 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 29, 2006).

(a)(5)(iii)	Press release dated March 29, 2006, announcing planned private offering of Senior Notes due 2016 by the Company’s wholly-owned subsidiary, Dynegy Holdings Inc (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on March 29, 2006).

(a)(5)(iv)	Press release dated March 29, 2006, announcing the pricing for Senior Notes due 2016 of the Company’s wholly-owned subsidiary, Dynegy Holdings Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 30, 2006).

(a)(5)(v)	The Company’s Current Report on Form 8-K filed on April 12, 2006.

(a)(5)(vi)	Press release dated April 13, 2006, announcing the extension of the expiration date of its offer to convert and consent solicitation with respect to all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on April 13, 2006).

(a)(5)(vii)	The Company’s Current Report on Form 8-K filed on April 20, 2006.

(a)(5)(viii)	Press release dated April 21, 2006, announcing the extension of the expiration date of its offer to convert and consent solicitation with respect to all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on April 21, 2006).

(a)(5)(ix)	The Company’s Current Report on Form 8-K filed on May 1, 2006 (relating to the Company’s announcement that its previously issued audited financials for the year 2005 and its unaudited financial statements for the second and third quarters of 2005 should not be relied upon).

(a)(5)(x)	Press release by Dynegy Inc., dated May 1, 2006, announcing the extension of the expiration date of its offer to convert and consent solicitation with respect to all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on May 1, 2006 relating to such press release).

(a)(5)(xi)	Press release dated May 15, 2006, announcing the results of the Company’s offer to convert and consent solicitation with respect to all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on May 16, 2006).

(a)(5)(xii)	The Company’s Current Report on Form 8-K filed on May 16, 2006 (relating to the Company’s execution of the Supplemental Indenture).

(b)	None.

(d)(1)	Indenture dated August 11, 2003 between Dynegy Inc., Dynegy Holdings Inc. and Wilmington Trust Company, as trustee, including the form of debenture issuable pursuant to the Indenture (incorporated by reference to Exhibit 4.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(d)(2)	Registration Rights Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 4.10 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(d)(3)	Indemnity Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(d)(4)	Purchase Agreement dated August 1, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(g)	None.

(h)	Opinion of Mayer, Brown, Rowe & Maw LLP as to Tax Matters (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.	Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DYNEGY INC.

By:	/s/ J. Kevin Blodgett
Name:	J. Kevin Blodgett
Title:	General Counsel, Executive Vice President, Administration and Secretary

Dated: May 16, 2006